SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2005

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________


Commission File number 1-3247

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                            THE CORNING INCORPORATED
                     INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Documents filed as part of this report:

          (a)  Index to financial statements filed as part of this report:

               The Statement of Net Assets Available for Benefits as at December 31, 2005 and 2004, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 26, 2006. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

          (b)  Exhibit:

               Exhibit 23 - The consent of Insero & Company CPAs, P.C.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                          THE CORNING INCORPORATED
                                          INVESTMENT PLAN FOR
                                          UNIONIZED EMPLOYEES


                                          By: /s/ Deborah G. Lauper
                                              -------------------------------
                                              Deborah G. Lauper
                                              Chair
                                              Benefits Committee

Date:  June 27, 2006

Corning Incorporated
Investment Plan for
Unionized Employees
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Corning Incorporated Investment
Plan for Unionized Employees
Index
December 31, 2005 and 2004
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Registered Public Accounting Firm......................6

Financial Statements

Statements of Net Assets Available for Benefits..............................7

Statement of Changes in Net Assets Available for Benefits....................8

Notes to Financial Statements.............................................9-13

Supplemental Schedule*

Schedule of Assets (Held at End of Year)....................................14



* Other schedules required by Section 2520.103-10 of the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Corning Incorporated Benefits Plan Committee and the
Participants of the Corning Incorporated Investment Plan for Unionized Employees

We have audited the accompanying statements of net assets available for benefits of Corning Incorporated Investment Plan for Unionized Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Corning Incorporated Investment Plan for Unionized Employees as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended
December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,



Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 26, 2006

Corning Incorporated Investment
Plan for Unionized Employees
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
--------------------------------------------------------------------------------


(in thousands of dollars)
                                                    2005                 2004
                                                    ----                 ----
Assets
Interest in Corning Incorporated
    Master Investment Trust                     $    330,095       $    253,784
Loans to participants                                  7,576              6,647
Participant Contributions Receivable                     164                165
Employer Contributions Receivable                         83                 83
                                                ------------       ------------
     Net assets available for benefits          $    337,918       $    260,679
                                                ============       ============


































   The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment
Plan for Unionized Employees
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005
--------------------------------------------------------------------------------

(in thousands of dollars)

Additions to net assets attributed to:
Investment income
    Interest in the Corning Incorporated Master
      Investment Trust, investment income                         $      91,533
    Interest from participant loans                                         375
                                                                  -------------
                                                                         91,908
                                                                  -------------
Contributions
    Employer, net of forfeitures                                          4,518
    Participant                                                           9,300
                                                                  -------------
                                                                         13,818
                                                                  -------------
         Total additions                                                105,726
                                                                  -------------
Deductions from net assets attributed to:
Benefits paid directly to participants                                   28,303
Administrative expenses                                                     184
                                                                  -------------
         Total deductions                                                28,487
                                                                  -------------
         Net increase                                                    77,239
Net assets available for benefits
Beginning of year                                                       260,679
                                                                  -------------
End of year                                                       $     337,918
                                                                  =============





















   The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment
Plan for Unionized Employees
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

1.   Description of Plan

     General
     The following brief description of the Corning Incorporated Investment Plan for Unionized Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution profit-sharing plan established in January 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Administration
     The Plan is administered by the Corning Incorporated Benefits Committee (the "Committee"), which is appointed by the Board of Directors of Corning Incorporated (the "Company"). The Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

     Trustee and Recordkeeper
     The Plan's assets are held by JPMorgan Chase Bank (the "Trustee"), as trustee. The recordkeeper is Affiliated Computer Services, Inc.

     Eligibility
     The Plan covers all union represented employees of participating unions which contract with the Company. An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service. Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible. As of December 31, 2005, the union employees at the following locations participated in the Plan:

     Blacksburg, Virginia                          Erwin, New York

     Canton, New York                              Harrodsburg, Kentucky

     Corning Valley, New York                      Oneonta, New York

     Danville, Virginia                            Wilmington, North Carolina

     Participant Accounts
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged for administrative expenses. Trustee and investment management fees are deducted from the earnings credited to participants' accounts. A flat monthly fee is charged to each participant's account to subsidize administrative expenses of the Plan and is determined by the plan administrator. Investment management fees are pro-rated among the investment funds as of the last business day of each month. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Corning Incorporated Investment
Plan for Unionized Employees
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

     Vesting
     Participants are vested immediately in their contributions plus actual earnings thereon. Company contributions to the Plan are fully vested after three years of service. All Company contributions become fully vested upon total and permanent disability, death or retirement.

     Contributions - Employer
     The Company makes matching contributions as a percentage of a participant's first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

     Less than 19 years of service                                    50%

     19 but less than 24 years of service                             75%

     24 or more years of service                                     100%

     With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach ten years of vested service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on employee's pay frequency) a supplemental contribution to the Corning Common Stock Fund equal to 1.175% of such employee's eligible compensation.

     All Company contributions are invested in the Corning Common Stock Fund. Participants may transfer Company contributions and associated earnings into any other plan fund. Effective January 1, 2006, all Company contributions will be allocated based on the participants' elections.

     Forfeiture balances of terminated participants' nonvested accounts are used to reduce future employer contributions to the plan.

     Contributions - Participants
     Generally, participants may contribute up to 75% of their eligible compensation to the Plan on a before-tax basis, after-tax basis or any combination of the two.

     The maximum amount a participant can contribute to the Plan on a before-tax basis is $14,000 per year in 2005 as adjusted by the Internal Revenue Code ("IRC"). The Plan permits employees who have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed IRC limitation for "catch-up contributions."

     Participants may also elect to have their contributions invested in the Corning Common Stock Fund on a before or after-tax basis. Contributions into the Corning Common Stock Fund are limited to 20% of a participant's annual contributions.

Corning Incorporated Investment
Plan for Unionized Employees
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

     Fund Transfers
     Participants are allowed to transfer their accumulated contributions between funds. Effective January 1, 2005 the Plan was amended to limit employees' elections to invest future contributions into the Corning Common Stock Fund.

     Payment of Benefits
     Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant's total and permanent disability, death or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination.

     Effective March 28, 2005, the mandatory lump-sum distribution threshold was lowered to $1,000 from $5,000 to comply with the restrictions set forth under The Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA").

     Participant Loans
     Participants are eligible to obtain loans from the Plan. Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years. The maximum amount of any loan is the lesser of one-half of the vested account balance or $50,000 (with a $1,000 minimum). The interest rate on a loan is established by the Committee. Participants are charged a fee on all loans, which reduces the loan proceeds.

2.   Summary of Significant Accounting Policies

     Basis of Presentation
     The accompanying financial statements are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

     Basis of Allocation from the Corning Incorporated Master Investment Trust The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the "Master Trust") in which another plan sponsored by the Company also participates. The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2005 and 2004, the Plan's percentage interest in the net assets of the Master Trust was approximately 17% and 16%, respectively.

Corning Incorporated Investment
Plan for Unionized Employees
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

     Valuation of Master Trust Investments (in thousands)
     Master Trust investments in mutual and collective trust funds are recorded at fair value based upon the net asset value announced by the fund on the last business day of the year. Current value of common stock are based on active market quotations. Short-term investment funds are recorded at cost which approximates fair market value due to short maturities. Investment contracts are valued at contract value, representing contributions made plus interest at the contract rate, less funds withdrawn and administrative expenses. There are no reserves against contract values for credit risk of the contract issuers or otherwise. Investment contracts are fully benefit-responsive. The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. At December 31, 2005 and 2004, investment contracts held by the Master Trust were $452,411, and $422,902, respectively, at contract value. The contract values approximate fair value. The average yield and crediting interest rate was approximately 5% and 6% for 2005 and 2004, respectively. The crediting interest rates are based on a formula agreed upon with the issuers.

     Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

     Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

     Valuation of Participant Loans
     Participant loans are valued at cost which approximates fair value.

     Payment of Benefits
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan's investment securities are exposed to various risks, such as changes in interest rates and market returns. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants' account balances and the amounts of such investments reported in the Plan's financial statements.

3.   Investments (in thousands)

     The following presents the Master Trust's investments at December 31:

                                                  2005                 2004
                                                  ----                 ----

     Fixed Income Funds                       $     452,411      $     422,902
     Mutual Funds                                   706,594            601,636
     Collective Trust Fund                           49,473             50,130
     Short-Term Investment Funds                      7,557              5,990
     Corning Common Stock                           723,908            497,250
                                              -------------      -------------
                                              $   1,939,943      $   1,577,908
                                              =============      =============

Corning Incorporated Investment
Plan for Unionized Employees
Notes to Financial Statements
December 31, 2005 and 2004
--------------------------------------------------------------------------------

     Investments that represent 5% or more of net assets available for benefits as of December 31, 2005 and 2004 were the Plan's interest in the Master Trust.

     During 2005, the Master Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

     Mutual Funds                                              $      33,408
     Corning Common Stock                                            314,228
                                                               -------------
                                                               $     347,636
                                                               =============

     During 2005, the Master Trust's investments earned interest and dividends in the amount of $44,687. For 2005, investment expenses totaled $1,083.

4.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to participants' accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

5.   Tax Status

     The Plan received a favorable determination letter dated November 5, 2003 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

6.   Reconciliation of Financial Statements to Form 5500 (in thousands)

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

         Net assets available for benefits per the financial
           statements                                            $     337,918
         Amounts allocated to withdrawing participants                    (889)
                                                                 -------------

         Net assets available for benefits per the Form 5500     $     337,029
                                                                 =============

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005 to Form 5500:

         Benefits paid to participants per the financial
           statements                                            $      28,303
         Add:  Amounts allocated to withdrawing participants
           at December 31, 2005                                            889
                                                                 -------------

         Benefits paid to participants per Form 5500             $      29,192
                                                                 =============

Corning Incorporated Investment
Plan for Unionized Employees
Schedule of Assets (Held at End of Year)
December 31, 2005
--------------------------------------------------------------------------------

(in thousands of dollars)


Identity of Issuer,         Description of Investment Including
Borrower, Lessor or          Maturity Date, Rate of Interest,           Current
   Similar Party            Collateral, Par, or Maturity Value           Value
-------------------      ----------------------------------------      --------

 Participant loans       Maturity dates through 2015 and interest      $  7,576
                             rates ranging from 4.75% - 10.50%

                                                                      Exhibit 23


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
            --------------------------------------------------------


We consent to the incorporation by reference in the Registration Statement of Corning Incorporated on Form S-8 (No. 333-82926 and No. 333-26049) of our report, dated June 26, 2006, relating to the financial statements of Corning Incorporated Investment Plan for Unionized Employees, which appears in this Annual Report on Form 11-K.

Respectfully Submitted,



Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 27, 2006